UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MASSIVE INTERACTIVE, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

57628T108

 (CUSIP Number)

Derek Ellis 6th Floor, 10 Lower Thames Street London EC3R 6AF, United Kingdom (214) 432-8002 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57628T108

1.           Name of Reporting Person
I.R.S. Identification No. of Above Person  (Entities Only)

   Derek Ellis

2.           Check the Appropriate Box if a Member of a Group

Not Applicable	(a) ____ (b) ____

3.           SEC Use Only

4.           Source of Funds (See Instructions)

   OO

5.           Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

   Not Applicable

6.           Citizenship or Place of Organization

   New Zealand

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power

55,367,0521

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

55,367,0521

	10.	Shared Dispositive Power

0

1 Consists of 1,529,308 shares of unvested restricted Common Stock issued to the Reporting Person on March 19, 2015 in connection with the Reporting Person’s employment at the Issuer and 53,837,744 shares of Common Stock issuable to the Reporting Person upon conversion of the Wunderkind Note (as defined below) on May 11, 2015.

CUSIP No. 57628T108

11.           Aggregate Amount Beneficially Owned by Each Reporting Person

   55,367,0521

12.           Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

   Not Applicable

13.           Percent of Class Represented by Amount in Row (11)

   34.6%2

14.           Type of Reporting Person

   IN

 2 Based on 106,079,397 shares of Common Stock outstanding as of May 11, 2015 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

CUSIP No. 57628T108

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Massive Interactive, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 6th Floor, 10 Lower Thames Street, London EC3R 6AF, United Kingdom.

Item 2.	Identity and Background

(a)           This Schedule 13D is being filed on behalf of the following person pursuant to Rule 13d-1 of Regulation D-G under the Act: Derek Ellis (the “Reporting Person”).

(b)           The Reporting Person’s business address is 6th Floor, 10 Lower Thames Street, London EC3R 6AF, United Kingdom.

(c)           The principal occupation of the Reporting Person is that of Chief Creative Officer of the Issuer.

(d) – (e)   During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and  (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of New Zealand.

Item 3.	Source and Amount of Funds or Other Consideration.

53,837,744 of the Common Stock issuable to the Reporting Person relates to the Issuer’s acquisition of Wunderkind Group Pty Ltd. (“Wunderkind”).  On May 1, 2014, the Issuer purchased all outstanding shares of Wunderkind pursuant to a Stock Purchase Agreement in exchange for a Convertible Promissory Note (the “Wunderkind Note”) issued by the Company to the former shareholders of Wunderkind, including the Reporting Person.  The principal amount of the Wunderkind Note, which was amended on April 24, 2015, is $5.5 million and it is convertible into 45% of the total shares of the Common Stock issued and outstanding on a fully diluted basis on the date of conversion.  The Wunderkind Note has a term of one year and bears interest at the rate of 0.5% annually.

CUSIP No. 57628T108

Item 4.	Purpose of Transaction.

The acquisition of Issuer’s shares by the Reporting Person was for investment purposes and, other than as described in this statement, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of Issuer or any of Issuer’s subsidiaries; (iv) any change in the present board of directors or management of Issuer; (v) any material change in the present capitalization or dividend policy of Issuer; (vi) any other material change in Issuer’s business or corporate structure; (vii) changes in Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (viii) causing a class of securities of Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)          Set forth below is the aggregate number of shares of Common Stock held by the Reporting Person.The Reporting Person is the beneficial owner of an aggregate of 55,367,052 shares of Common Stock, which represents approximately 34.6% of the Issuer’s outstanding Common Stock and includes 53,837,744 shares of Common Stock issuable to the Reporting Person upon conversion of the Wunderkind Note as of May 11, 2015.

(b)          The Reporting Person has sole voting and dispositive power of 55,367,052 shares of Common Stock.

(c)          Reference is made to the discussion in Items 4 and 5(a) above.

(d)          Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Person.

(e)          Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 None.

Item 7.	Materials to be Filed as Exhibits.

 None.

CUSIP No. 57628T108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 27, 2015
/s/ Derek Ellis
Derek Ellis